

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 7, 2009

Clyde Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

   Re: **Marvell Technology Group Ltd.**
       Form 10-K for the Fiscal-Year ended January 31, 2009
       Filed April 1, 2009
       File No. 000-30877

Dear Mr. Hosein:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Angela Crane
          Branch Chief